SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   SCHEDULE TO

            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                                 FINAL AMENDMENT

                              WHISTLER FUND, L.L.C.
                                (Name of Issuer)

                              WHISTLER FUND, L.L.C.
                      (Name of Person (s) Filing Statement)

                       LIMITED LIABILITY COMPANY INTERESTS
                         (Title of Class of Securities)

                                       N/A
                      (CUSIP Number of Class of Securities)

                                Howard M. Singer
                              Whistler Fund, L.L.C.
                                622 Third Avenue
                                    8th Floor
                            New York, New York 10017
                            Telephone: (212) 667-4122
                               Fax: (212) 667-4949

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
          Communications on Behalf of the Person(s) Filing Statement)

                                 With a copy to:
                            Kenneth S. Gerstein, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2533

                                October 31, 2001
                       (Date Tender Offer First Published,
                       Sent or Given to Security Holders)

                            CALCULATION OF FILING FEE

------------------------- ----------------- ---------------------- -------------
Transaction Valuation:    $35,000,000 (a)   Amount of Filing Fee   $7,000 (b)
------------------------- ----------------- ---------------------- -------------


(a) Calculated as the aggregate maximum purchase price for limited liability company interests.

(b)  Calculated at 1/50th of 1% of the Transaction Valuation.

[x]  Check  the  box if any  part  of the  fee is  offset  as  provided  by Rule
     0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $7,000
Form or Registration No:  SCHEDULE TO, REGISTRATION NO. 005-59777
Filing Party:  WHISTLER FUND, L.L.C.
Date Filed:  October 31, 2001

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]  third-party tender offer subject to Rule 14d-1.

[x]  issuer tender offer subject to Rule 13e-4.

[ ] going-private transaction subject to Rule 13e-3.

[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [x].

         This Final Amendment relates to the Issuer Tender Offer Statement on Schedule TO (the "Statement") originally filed October 31, 2001 by Whistler Fund, L.L.C. (the "Fund") in connection with an offer (the "Offer") by the Fund to purchase up to $35,000,000 of interests in the Fund ("Interests") on the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal. Copies of the Offer to Purchase and Letter of Transmittal were previously filed as Exhibits B and C to the Statement on October 31, 2001.

         This is the Final Amendment to the Statement and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.

         The following information is furnished pursuant to Rule 13e-4(c)(4):

         1. The Offer expired at 12:00 midnight, New York time, on November 30, 2001.

         2. The Valuation Date of Interests tendered pursuant to the Offer was December 31, 2001.

         3. $8,927,496.92 in Interests were validly tendered and not withdrawn prior to the expiration of the Offer, and all of those Interests were accepted for purchase by the Fund in accordance with the terms of the Offer.

         4. The initial payment of the purchase price for each Interest tendered was made on December 10, 2001 in the form of a promissory note that was deposited in accordance with the terms of the Offer. Thereafter, initial cash payments in the aggregate amount of $8,481,122.00 equal to 95% of the estimated net asset value of the Interests tendered and accepted for repurchase by the Fund, were paid on January 30, 2002 to Members. The balance, due to be paid with respect to the Interests purchased by the Fund, will be paid within ten days after completion of the Fund's audit for the fiscal year ending March 31, 2002. It is expected that the audit will be completed no later than May 30, 2002.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                 WHISTLER FUND, L.L.C.

                                          By:    /s/ Howard M. Singer
                                             -----------------------------------
                                             Name:   Howard M. Singer
                                             Title:  Authorized Signatory

February 25, 2002